February 8, 2005


Mail Stop 04-09

Mr. Timothy Shannon
Chief Executive Officer
Dale Jarrett Racing Adventure, Inc.
3604 Denver Drive
Denver, CO 28037

Re:	Dale Jarrett Racing Adventure, Inc.
	Form 10-K for the year ended June 30, 2004
	File No. 000-27251

Dear Mr. Shannon:

We have reviewed your filing and have the following comments. We have limited our review to `Cost of Sales` and `Stock Issued in Exchange for Services` and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments

Item 6. Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 9
1. We note that the Company includes depreciation on its vehicles within general and administrative expenses. Please explain how the
Company determined that depreciation on its racing vehicles and shop and track equipment should be included within general and administrative versus cost of sales. Also, supplementally explain and in future filings revise to disclose in a footnote the type of expenses included in cost of sales.

Note 4. Stockholders` Deficit, page 31
2. We note that the Company issued shares of its common stock to vendors for services provided. Supplementally provide a breakdown of such issuances for the last two fiscal years that includes the number of shares issued, the fair value assigned to such shares and the date used to value the issuances. Please explain how the Company considered EITF 96-18 in determining the measurement date in determining fair value.

As appropriate, please respond to these comments within 10 business days. Please file your cover letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.







You may contact Kelly McCusker, Staff Accountant, at (202) 824-
5453
or myself at (202) 942-2814 if you have questions regarding comments on the financial statements and related matters.


						Sincerely,


Kathleen Collins
Accounting Branch Chief


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Dale Jarrett Racing Adventure
February 8, 2005